Exhibit 4.6

MANAGEMENT’S DISCUSSION AND ANALYSIS

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) covers the interim consolidated financial statements for Westport Innovations Inc. (“Westport”, “the Company”, “we”) for the three months ended June 30, 2008 and provides an update to our annual MD&A dated May 16, 2008 for the fiscal year ended March 31, 2008.  This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited annual consolidated financial statements, including the accompanying notes, for the fiscal year ended March 31, 2008 and our annual MD&A dated May 16, 2008.  Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The effect of significant differences between Canadian GAAP and U.S. GAAP have been disclosed in note 13 to the interim consolidated financial statements for the three months ended June 30, 2008 and 2007.

Additional information relating to Westport, including our Annual Information Form, is available on SEDAR at www.sedar.com.  This MD&A is dated July 25, 2008.   All financial information is reported in Canadian dollars unless otherwise noted.  Shares, share options, performance share units, warrants and per share amounts have been adjusted on a retroactive basis to reflect our three and one-half-to-one (3.5:1) share consolidation completed on July 21, 2008.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment and capital requirements, intentions of partners and potential customers, and future market opportunities.  These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements.  These risks include risks related to our revenue growth, operating results, industry and products as well as other factors discussed below and elsewhere in this report.  Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.  We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

FINANCIAL OVERVIEW

Our business operations and strategy are substantially unchanged from March 31, 2008.  We are engaged in the research, development and marketing of high performance, low-emission engines and fuel systems that use gaseous fuels such as natural gas, LPG or hydrogen.  We expect strong demand for these products for transportation, power generation and industrial applications because of the performance, emissions and life-cycle costs characteristics when compared to alternatives now available or known to be under development for these applications.  To encourage customers to adopt natural gas solutions for their transportation requirements, our strategy is to provide integrated solutions from fuel supply and storage through to service and support.  We develop our technologies and products in cooperation with the world’s leading engine, component and vehicle manufacturers and fuel infrastructure providers.  Our business focus is to continue to profitably grow Cummins Westport Inc. (“CWI”), our 50:50 commercial joint venture with Cummins Inc.; launch our LNG systems for heavy-duty (Class 8) trucks in North America and Australia; and develop new alliances and enabling new market segments globally and across applications while maintaining our technology leadership with innovative ideas and collaborative research.

Our consolidated revenue for the three months ended June 30, 2008 was $25.5 million, an increase of $9.8 million from $15.7 million for the same period in the prior year.  This growth was primarily the result of a 72% increase in CWI revenues on 1,077 units shipped in the quarter with deliveries of the ISL-G and a catch up of orders which had slipped from the previous quarter.  Non-CWI revenues decreased by $0.7 million in the period with continued delays in orders anticipated for trucks operating at the Ports of Los Angeles and Long Beach (the “Ports”).  Subsequent to June 30, 2008, the Ports announced a “Jump Start” program and approved funding for 100 Kenworth trucks with our LNG systems for delivery this fiscal year.

Our net loss for the three months ended June 30, 2008 was $3.5 million, a loss of $0.13 per share, compared to $4.7 million, a loss of $0.22 per share.  The $1.2 million improvement in loss for the period was due primarily to the increase in net gain after taxes on sale of investments of $2.2 million and a $1.0 million improvement in contribution from CWI after taxes and JV partner’s share offset by a $2.7 million increase in non-CWI operating expenses related primarily to the launch of our LNG systems for heavy duty.  Interest on long-term debt and amortization of discount decreased by $0.8 million with Perseus LLC fully converting their previously held convertible notes to common shares in July, 2007, thereby eliminating the debt.  We also recognized a $0.1 million foreign exchange gain in the three months ended June 30, 2008 compared to a loss of $0.5 million in the three months ended June 30, 2007.

As at June 30, 2008, our cash, cash equivalents and short-term investments totaled $18.0 million compared to $22.8 million at March 31, 2008.  For the three months ended June 30, 2008, cash flows used in operations were $5.0 million compared to $4.5 million in the three months ended June 30, 2007 with $2.7 million used in the period to acquire inventory.  We also spent $2.3 million on purchases of equipment, furniture and leasehold improvements, primarily associated with the building of our assembly centre and expansion of office space, and invested $1.5 million in Juniper Engines Inc., acquiring a 49% equity interest in the joint venture with OMVL, SpA.  We raised $5.2 million through the sale of shares of Clean Energy.

Subsequent to June 30, 2008, on July 3, 2008, we issued 15,000 debenture units for total gross proceeds of $15 million.  Each debenture unit consists of an unsecured subordinated debenture in the principal amount $1,000 bearing interest at 9% per annum and 51 Common Share purchase warrants exercisable into Common Shares at any time for a period of two years from the date of issue at $18.73 per share.  We have the option to redeem the debentures at any time after 12 months and before 18 months from the date of issue at 115% of their principal amount and at 110% of their principal amount after 18 months.  Interest is payable semi-annually and the debentures mature on July 3, 2011.  We also issued 46,118 broker warrants which are exercisable into Common Shares at a price of $16.10 per share for a period of two years from the date of issue.

On July 14, 2008, we announced that we had entered into a development agreement with a leading European engine manufacturer relating to our proprietary HPDI fuel system operating with natural gas and biogas.  We and the European engine manufacturer will work together to integrate and test our HPDI fuel system on their engine platforms.  The testing is expected to take place over the next 12 to 18 months, with the vast majority of development work adapting our HPDI fuel system for use on the European manufacturer’s engine platform being done in Vancouver.

On July 16, 2008, we announced that we had entered into a 30-year joint venture agreement with Weichai Power and Hong Kong Peterson to form a new entity, Weichai Westport Inc. (“WWI”).  WWI will research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy-duty trucks, power generation and shipping applications.  Under the terms of the WWI joint venture agreement, our initial investment is expected to be approximately U.S.$4.5 million (30 million RMB), equaling a 35% equity interest in WWI.  Weichai Power and Hong Kong Peterson will hold 40% and 25% equity interests in WWI, respectively.  The board of directors of WWI will be composed of five directors.  We and Weichai Power will appoint two members each to the board of directors of WWI and Hong Kong Peterson will appoint one.  The Chair of the board of WWI will rotate between Weichai Power and us after each three-year term, with Weichai Power appointing the first board Chair.

On July 21, 2008, we consolidated our Common Shares on a three and one-half-to-one (3.5:1) basis.  Trading in our Common Shares commenced on a post-consolidation basis on the Toronto Stock Exchange on July 24, 2008.  No fractional Common Shares were issued in connection with the consolidation, and all such fractional interests were rounded down to the nearest whole number of Common Shares.  As a result of the share consolidation, as at July 25th, we now have approximately 27,509,573 Common Shares issued and outstanding.

On July 21, 2008, we filed a preliminary prospectus in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with a planned initial public offering of Westport common shares in the United States. The preliminary prospectus and registration statement relating to these securities have not yet become effective and subject to market conditions, may not be successful.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements.  We have identified several policies as critical to our business operations and in understanding our results of operations.  These policies, which require use of estimates and assumptions in determining their reported amounts, include our accounting of CWI as a variable interest entity, the valuation of long-term investments, equipment, furniture and leasehold improvements, intellectual property, revenue recognition, inventory and warranty.  The application of these and other accounting policies are described in note 2 of our fiscal 2008 annual consolidated financial statements.  There have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended March 31, 2008 except as noted below in the “Changes in Accounting Policy” section.  Actual amounts may vary significantly from estimates used.

CHANGES IN ACCOUNTING POLICY

The accounting policies used in the unaudited consolidated interim financial statements for the three months ended June 30, 2008 are unchanged from the year ended March 31, 2008, except as noted below.

Stock-based compensation plans

On April 1, 2008, we changed our accounting policy related to stock-based compensation plans and we now estimate forfeitures on the date of grant and calculate stock-based compensation based on options expected to vest.  Previously, we recognized the effect on stock-based compensation of forfeitures of options prior to vesting as they occur which was permitted under CICA Handbook 3870, “Stock-based compensation and other stock-based payments”.  On the date of the change in accounting policy, the Company determined that the effect of forfeitures was not material and accordingly, the change resulted in no adjustment to opening deficit or for any of the periods presented.

Financial instruments

In December 2006, the CICA issued Section 3862 and Section 3863 of the CICA Handbook, “Financial Instruments – Disclosures” and “Financial Instruments – Presentation”, respectively.  Generally, the new sections replace Section 3861, “Financial Instruments - Disclosure and Presentation”.  These sections establish standards for the presentation of financial instruments and non-financial derivatives and identify the information that should be disclosed about them.  Both sections are effective for us on April 1, 2008.  While the adoption of these sections resulted in additional disclosures, which we have included as note 10 to the financial statements for the period ended June 30, 2008, adoption of these standards did not have a material impact on our consolidated financial position, results of operations, or cash flows.

Capital Disclosures

In December 2006, the CICA issued Section 1535, “Capital Disclosures”, which establishes disclosure requirements about the company’s objectives, policies and processes for managing capital, as well as quantitative information about capital. This section is effective for us on April 1, 2008.  While the adoption of this section resulted in additional disclosures, which we have included as note 11 to the financial statements for the period ended June 30, 2008, there was no material impact on our consolidated financial position, results of operations, or cash flows.

Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces the existing Section 3030 and establishes standards for the measurement and disclosure of inventories.  The new standard provides more extensive guidance on the determination of cost, including allocation of depreciation and overhead and expands the disclosure requirements. In certain circumstances, the new section also permits the reversal of previous write-downs of inventory to net realizable value.  We adopted this section on April 1, 2008.  Adoption of this standard did not have a material impact on our consolidated financial position, results of operations, or cash flows.

The following changes will be adopted in the future:

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets.  Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  We expect to adopt this new section on April 1, 2009 and are currently evaluating the impact of the adoption of this new standard on the measurement, recognition, presentation and disclosure of our intangible assets in our consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) over a transitional period to be completed by 2011.  We will be required to report using the converged standards effective for our fiscal year beginning on April 1, 2011.

Canadian GAAP will be fully converged with IFRS-IASB through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; and standards not subject to a joint-convergence project  will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB.

The International Accounting Standards Board currently has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and, as a result, IFRS-IASB as at the transition date is expected to differ from its current form.  We are in the process of assessing the impact on us of the Canadian convergence initiative and developing a conversion plan.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that  relevant information is gathered and reported to senior management, our the Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.  We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  We expect that our financial reporting policies, processes and systems will continue to evolve as we commercialize our products.  However, no material changes were made in our internal controls over financial reporting during the interim period ended June 30, 2008.

RESULTS FROM OPERATIONS

Product revenue for the three months ended June 30, 2008 and 2007 was $21.4 million and $11.8 million, respectively, an increase of 81%.  The revenue growth was the result of the doubling in CWI shipments from 522 units to 1,077 units with increased shipments of the ISL G, which was launched in the first quarter of fiscal 2008 and some slippage of units from the fourth quarter of fiscal 2008 into the first quarter of fiscal 2009.  Non-CWI revenue was $0.4 million, down from $1.1 million in the same period of the prior year when 11 LNG systems were delivered.  Foreign exchange had a negative impact of approximately 8% as the US dollar declined by that amount on average quarter over quarter.

Revenue

(expressed in thousands of Canadian dollars except for units)

	Three months ended
	June 30
	2008	2007
	(unaudited)	(unaudited)

Unit shipments	1,078	533

Product revenue	21,428	11,842
Parts revenue	4,081	3,888

	25,509	15,730

Parts revenue for the three months ended June 30, 2008 compared to June 30, 2007 was up slightly from $3.9 million to $4.1 million due to CWI distributors and OEMs stocking ISL G parts, and increased population of engines in service.

Cost of revenue for the three months ended June 30, 2008 and 2007 was $17.2 million and $10.4 million, respectively.  The increase reflected the higher revenues and product mix.  In the three months ended June 30, 2008, as part of its quarterly warranty review process, CWI took an additional $0.1 million in warranty expense compared to a credit of $0.6 million in the same period in the prior year.

Gross margin increased to $8.3 million from $5.3 million on higher revenues.  Gross margin percentage was relatively unchanged at 33% compared to 34% in the same quarter in the prior year.  Gross margin percentage is generally affected by product and geographical mix.

Research and development expenses, on a net of funding basis, for the three months ended June 30, 2008 increased to $7.2 million from $5.4 million in the same period in the prior fiscal year.  CWI research and development expenses decreased by $0.4 million, partly because of foreign exchange and partly because of flooding in Indiana in June 2008, which shut down the Cummins Technology Centre.  Non-CWI research and development expenses (“R&D”) increased by $2.1 million primarily because of increased product development and support costs ($1.1 million), lower government funding in the period ($0.7 million) and a $0.3 million accrual for royalty payments to the Industrial Technologies Office (“ITO”) as described in the “Contingent Off-Balance Sheet Arrangements” section of this MD&A.

Research and Development Expenses

(expressed in thousands of Canadian dollars)

	Three months ended June 30
	2008	2007
	(unaudited)	(unaudited)

Research and development expenses	7,882	6,731
Program funding	(719)	(1,290)

Research and development, net	7,163	5,441

General and administrative expenses for the three months ended June 30, 2008 and 2007 were $1.5 million and $1.1 million, respectively, and increased primarily due to increased business activities and timing of travel, conferences and other similar activities.

Sales and marketing expenses were $2.6 million and $1.8 million for the three months ended June 30, 2008 and 2007, respectively.  CWI expenses increased by $0.3 million because of timing of expenses and increased marketing activities.  Non-CWI sales and marketing expenses grew by $0.5 million primarily because of increased field service and other customer related activities associated with the commercialization of our LNG systems for heavy-duty trucks.

Foreign exchange gain of $0.1 million in the three months ended June 30, 2008 relates primarily to the gain recognized on US dollar denominated transactions.   Foreign exchange loss of $0.5 million in the three months ended June 30, 2007 primarily reflects the realized net loss on foreign currency transactions and the net unrealized losses on our US dollar denominated assets and liabilities, which as at March 31, 2007 was comprised mainly of cash, accounts receivable and warranty.  From March 31, 2007 to June 30, 2007, the US dollar weakened by 8%.

Depreciation and amortization for the three months ended June 30, 2008 was consistent with the comparable period in the prior year at $0.4 million.

Loss from investment accounted for by the equity method relates to our 49% share of Juniper.

Interest on long-term debt and amortization of discount was $0.8 million in the three months ended June 30, 2007 and relates primarily to the interest and the accretion on $22.1 million in convertible notes.  The full amount of the notes was converted into shares subsequent to June 30, 2007.

Gain on sale of investments of $0.7 million in the three months ended June 30, 2007 arose on the sale of 92,575 shares of Clean Energy for proceeds of $1.1 million.  In the three months ended June 30, 2008, we sold 387,960 shares of Clean Energy for net proceeds of $5.2 million and a resulting gain on sale of $3.5 million. We also sold some short term investments resulting in a gain of $0.3 million.

Income tax expense in the three months ended June 30, 2008 was $2.7 million.  $1.7 million related to CWI with $0.1 million payable and $1.6 million drawing down the future income tax asset.  The remaining $1.0 million relates to an increase in the valuation allowance related to unrealized losses on available for sale securities offset by tax expense related to sales of investments previously reflected in accumulated other comprehensive income.

Joint venture partners’ share of income from joint ventures reflects Cummins’ 50% share of CWI’s net operating contribution in the period and includes Cummins’ share of CWI’s future income tax benefit.  It also includes BTIC’s 50% share of BWI’s net operating loss in the period.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at June 30, 2008, our cash and cash equivalents and short-term investment position was $18.0 million.  Cash and cash equivalents consist of guaranteed investment certificates, bankers acceptances, and term deposits with maturities of 90 days or less when acquired.

During the three months ended June 30, 2008, we used $5.0 million for operating purposes including $2.5 million for non-cash working capital purposes such as inventory purchases.  We also used $2.3 million for purchases of equipment, furniture and leasehold improvements, primarily related to our assembly centre and leasehold improvements related to office expansions.  We also invested $1.5 million in Juniper Engines and advanced Cummins another $1.7 million in short-term loan receivable.  We sold approximately 28% of our remaining shares of Clean Energy for $5.2 million in net proceeds and received $0.4 million on the exercise of employee share options in the period.

Our plan is to use our current cash and cash equivalents and short-term investments, our share of CWI profits, borrowings under our credit facility, proceeds from the sale of our investment in Clean Energy, valued at $11.4 million as at June 30, 2008, and the proceeds from our July 2008 debenture unit offering to fund our current programs and initiatives and our recently announced OEM arrangements.  We will also continue to look to partners and governments to help fund our investments on commercially acceptable terms.  However, there are no guarantees that we will be successful in obtaining third-party funding on acceptable terms or at all.  We have filed a preliminary prospectus in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with a planned initial public offering of Westport common shares in the United States to raise more capital for the Company. The preliminary prospectus and registration statement relating to these securities have not yet become effective and subject to market conditions, may not be successful.

As at June 30, 2008, our $13 million credit facility with our bank was drawn down by our demand instalment loan of $5.9 million and a $0.6 million letter of credit.  Our bank credit facility is subject to and limited by financial covenants, which may prevent us from drawing against the full amount of the line.  Subsequent to June 30, 2008, as described in the “Financial Overview” section of this MD&A, we also raised approximately $14.1 million, net of commissions and expenses, through the issuance of debentures.  The related debenture agreement restricts us from incurring additional indebtedness for borrowed monies except for certain senior indebtedness, unsecured debt up to $20 million ranking pari passu with the debentures, and debt subordinated to the debentures.  The note indenture does not restrict us from increasing the amount of certain senior indebtedness owing to our bankers or other senior lenders currently outstanding or from creating liens on our assets to secure such senior indebtedness or permitted increases to such senior indebtedness.  The note indenture additionally does not restrict our subsidiaries and affiliates from incurring indebtedness for borrowed money or other obligations.

Clean Energy’s common stock is listed on the NASDAQ and its share price is subject to fluctuations with changes in its business, general economic factors and/or market conditions, which may impact our capital requirements.  As at July 25, 2008, we owned approximately 975,000 shares of Clean Energy with a market value of approximately U.S.$12.6 million based on the NASDAQ closing price of U.S.$12.88 per share.

Our capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch product, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements, particularly inventory.  We also review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans.  Significant new orders, expanded engine programs, acquisitions or investments could require additional funding.  If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities.  Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Readers are encouraged to read the “Basis of Presentation” section of this MD&A which discusses forward-looking statements and the “Risks and Uncertainties” section of our Annual Information Form.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Commitments and contingencies have been disclosed in our annual MD&A dated May 16, 2008 and are substantially unchanged except that the royalty term for the Green Economy Development Fund (Province of British Columbia) ended April 10, 2008.  We are also in continuing discussions with ITO to extend the work phase of our funding agreement to March 31, 2009.  As ITO is still reviewing our request for an extension, we have accrued $0.3 million in royalties in the three months ended June 30, 2008.  If ITO approves the extension, the $1.35 million minimum in annual royalties would likely begin to accrue in fiscal 2010, in which case, we will reverse our $0.3 million accrual.

SHARES OUTSTANDING

For the three months ended June 30, 2008 and 2007, after reflecting our 3.5:1 share consolidation effected July 21, 2008, the weighted average number of shares used in calculating the loss per share were 27,443,257 and 21,641,626, respectively.  Shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	June 30, 2008		July 25, 2008
		Weighted		Weighted
		average		average exercise
	Number	exercise price	Number	price

Shares outstanding	27,483,717	N/A	27,509,573	N/A
Share Options
- Outstanding	1,167,702	$7.04	1,156,569	$7.04
- Exercisable	765,675	$7.94	757,645	$7.94
Performance Share Units
- Outstanding	1,082,990	N/A	1,082,990	N/A
- Exercisable	554,420	N/A	554,420	N/A
Warrants	—	—	817,546	$18.58

During the three months ended June 30, 2008, no stock options or performance share units were granted.

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

The selected table provides summary financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)

Three months ended	30-Sep-06	31-Dec-06	31-Mar-07	30-Jun-07	30-Sep-07	31-Dec-07	31-Mar-08	30-Jun-08

Units shipped	414	629	617	533	867	801	519	1,078
Average foreign exchange rate (C$:US$)	$1.12	$1.14	$1.17	$1.10	$1.04	$0.98	$1.00	$1.01

(expressed in thousands of Canadian dollars except per share)

Product revenue	$10,327	$13,568	$15,656	$11,842	$16,639	$15,488	$11,269	$21,428
Parts revenue	$3,401	$3,248	$3,658	$3,888	$4,530	$3,822	$4,058	$4,081
Total revenue	$13,728	$16,816	$19,314	$15,730	$21,169	$19,310	$15,327	$25,509
Gross margin	$4,776	$5,398	$7,888	$5,338	$6,053	$6,554	$4,568	$8,339
	35%	32%	41%	34%	29%	34%	30%	33%

Net income (loss) for the period	$(1,840)	$(5,778)	$1,731	$(4,724)	$(4,867)	$7,401	$(8,125)	$(3,464)

Earnings (loss) per share-post consolidation:
Basic	$(0.09)	$(0.27)	$0.08	$(0.22)	$(0.19)	$0.28	$(0.30)	$(0.13)
Diluted	$(0.09)	$(0.27)	$0.06	$(0.22)	$(0.19)	$0.26	$(0.30)	$(0.13)

Cash from (used in) operations before change in non-cash operating working capital	$(3,760)	$(4,448)	$568	$(3,372)	$(2,645)	$(3,339)	$(8,238)	$(2,550)

Company’s 100% share of CWI net income	$1,392	$806	$8,388	$1,160	$2,412	$8,870	$(810)	$3,234
Joint Venture Partner’s share of CWI net income	$696	$403	$4,194	$580	$1,206	$4,435	$(405)	$1,617

Our quarterly results are impacted by the timing of product deliveries, completion of engineering milestones, government and partner funding, timing of sale of investments, financing related transactions and foreign exchange gains and losses.  CWI income or loss, and our resulting 50% share, will vary from quarter to quarter depending on the timing of unit sales, product and customer mix, and the timing of completion of engineering milestones and related government funding.

RISKS AND UNCERTAINTIES

Business risks and uncertainties related to product development, competitive and regulatory environments, economic and industry factors and other sources are described in detail in our 2008 Annual Information Form and are substantially unchanged.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash used in operations before changes in non-cash operating working capital

(expressed in thousands of Canadian dollars)

Three months ended	30-Jun-08	30-Jun-07
	(Unaudited)	(Unaudited)
Cash flows from operations:
Loss for the year	$(3,464)	$(4,724)
Items not involving cash:
Depreciation and amortization	376	367
Stock-based compensation expense	231	113
Future income tax recovery	2,565	297
Change in deferred lease inducements	(89)	(57)
Gain on sale of long-term investments	(3,813)	(718)
Joint Venture Partners’ share of net income from joint ventures	1,564	580
Loss from investment accounted for by the equity method	80	—
Interest on long-term debt and amortization of discount	—	770

Cash used in operations before changes in non-cash operating working capital (non-GAAP)	$(2,550)	$(3,372)